Exhibit 99.1

DragonWave Completes Equity Financing

Ottawa, Ontario, October 20, 2009 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) (“DragonWave” or the “Company”) announced today that it has completed its previously announced equity offering (the “Offering”).  Under the terms of the Offering, DragonWave issued and sold 7,493,562 common shares at US$10.00 per share for aggregate gross proceeds of approximately US$75 million and net proceeds to the Company of approximately US$71 million, before deducting the expenses of the Offering.

Under the Offering, certain shareholders of DragonWave sold 5,478,738 common shares for aggregate gross proceeds of approximately US$55 million and aggregate net proceeds to such shareholders of approximately US$51 million.

DragonWave’s registration statement became effective under the United States Securities Act of 1933, as amended, on October 14, 2009.  Copies of the registration statement and the prospectus can be accessed through the SEC’s website at www.sec.gov, and copies of the Canadian supplemented short form PREP prospectus are available at www.sedar.com.

Canaccord Adams and Piper Jaffray & Co. acted as co-lead managers for the syndicate of underwriters in connection with the Offering.

ABOUT DRAGONWAVE

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America. DragonWave’s web site is http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Caution Regarding Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with Canadian securities regulatory authorities which are available on www.sedar.com. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Russell Frederick

Chief Financial Officer

DragonWave Inc.

(613) 599-9991 ext. 2253

rfrederick@dragonwaveinc.com